SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

Microcell Telecommunications Inc.
800 de La Gauchetière Street West, Suite 4000
Montréal, Quebec
Canada
H5A 1K3

Registration No. 0-29502

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

President’s Message
INTERIM CONSOLIDATED BALANCE SHEETS
INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SIGNATURES

Microcell Telecommunications Inc.

President’s Message

The second quarter of this year11marked an important turning point for Microcell, as our recapitalization plan was completed and approved by the court on May 1, bringing to a successful end a very challenging nine months.

This process eliminated approximately $1.6 billion in debt, substantially reducing the Company’s interest obligations, and thereby providing it with greater flexibility to compete more effectively. Microcell has emerged from this process a stronger company, with a solid foundation to resume growth.

Building sales and marketing momentum

After more than three quarters during which we slowed down our marketing and sales activities to deal with our recapitalization priorities, we re-energized our sales channels through a series of country-wide meetings with sales personnel, and started to build marketing momentum through new commercial initiatives aimed at resuming customer acquisition and increasing usage.

As part of these initiatives, we launched a “Freeday” promotion, supported by a high-visibility advertising campaign. This promotion enables customers to enjoy free local calling on the weekday of their choice. We also further leveraged the appeal of our prepaid offer through the extension of mobile Internet access to our customers who opt for this method of payment.

Moreover, we expanded our handset portfolio with the addition of two new devices, the Sony Ericsson T300 and P800, which feature data capabilities and are exclusive to Fido. Subsequent to the end of the quarter, we announced the upcoming availability of Danger, Inc.’s award-winning hiptop®, an all-in-one wireless device that combines a fully featured mobile phone with a variety of data communication applications, including an HTML Web browser, embedded e-mail account, instant messaging, personal information management features, games and optional camera attachment.

During the quarter, we also signed a letter of agreement with Sprint Canada to bring Canadian consumers a one-of-a-kind residential bundle combining wireline, long-distance and wireless services this fall. This should offer us a low-cost opportunity to substantially extend awareness of the Fido® brand, increase our customer base, and access market segments where we are currently under-represented.

Results in line with expectations

Our results for the second quarter are in line with expectations for the most part, with positive highlights in the areas of revenue, postpaid churn, liquidity and EBITDA (operating income or loss, excluding restructuring charges, impairment of intangible assets, depreciation and amortization).

Revenues totalled $139.7 million for the quarter, showing the first revenue growth, quarter—over-quarter, since we began our recapitalization process last August.

Churn remains an important variable of our business and we also achieved some positive results in this area. Our first priority was to lower postpaid churn while retaining high-value customers. This goal has been met: postpaid churn showed significant improvement during the second quarter. With our postpaid churn back to a more normal level, we will concentrate our efforts on addressing prepaid churn, with measures that are expected to yield results toward the end of the year.

With $118 million in liquidity at June 30, 2003, our cash position remained stable compared to the previous quarter, despite restructuring payments of $17 million incurred during the quarter.

EBITDA for the quarter was $32.8 million, our best ever, and slightly ahead of plan for this year. This compares to $29.3 million in the first quarter of this year and $26.1 million in the second quarter of 2002. However, due to the seasonality of the wireless industry and the ramp-up in customer acquisition following the end of our recapitalization, we expect some downward pressure on EBITDA in the second half of 2003, as we enter a more cost-intensive phase of the year.

As expected, our customer base decreased slightly during the second quarter, as we were still in the recapitalization process for a good part of the quarter. However, this decrease was significantly less than in the previous quarter, as our marketing initiatives started to show results near the end of the quarter.

On our way to delivering our business plan

With the recapitalization behind us and the return to normal operations, we are back on track with the delivery of our business plan and our guidance for the year remains unchanged. Over the next two quarters, we will apply our energy to stimulate customer acquisition and ARPU (monthly average retail revenue per user), as we continue to accelerate our momentum in the area of profitable growth. We will continue to apply stringent cost control strategies and to create further demand for our services by leveraging the excellent fit between Fido’s brand attributes and the high-growth youth and young adult segments of Canada’s wireless market.

André Tremblay (signed)
President and Chief Executive Officer
Microcell Telecommunications Inc.

Microcell Telecommunications Inc.
(In thousands of Canadian dollars)

INTERIM CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	As at	As at
	June 30	May 1
	2003	2003

	$	$

		(note 1)
ASSETS
Current assets
Cash and cash equivalents	117,999	111,765
Short-term investments and marketable securities	—	9,912
Receivables	82,663	75,342
Inventories	16,309	21,865
Prepaid license fees, rental sites and other prepaid	37,355	34,043
Other current assets	10,255	9,950

Total current assets	264,581	262,877
Property, plant and equipment (note 3)	290,721	289,692
Intangible assets (notes 1 and 6)	232,248	241,202
Long-term investments	4,289	4,289
Other assets	815	938

	792,654	798,998

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	66,194	75,816
Deferred revenues	37,350	34,207
Derivative instruments (note 4)	1,076	—
Current portion of long-term debt (note 4)	9,526	10,000

Total current liabilities	114,146	120,023
Long-term debt (note 4)	324,576	340,000

	438,722	460,023

Shareholders’ equity
Share capital (note 5)	325,317	321,049
Warrants (note 5)	17,926	17,926
Retained earnings	10,689	—

	353,932	338,975

	792,654	798,998

See accompanying notes.

Microcell Telecommunications Inc.
(In thousands of Canadian dollars, except for per share data)

INTERIM CONSOLIDATED STATEMENTS OF
NET INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
(UNAUDITED)

	Pre-reorganization

	Two months	One month	Four months	Three months	Six months
	ended	ended	ended	ended	ended
	June 30	April 30	April 30	June 30	June 30
	2003	2003	2003	2002	2002
	$	$	$	$	$

Revenues
Services	87,663	41,956	170,196	143,330	276,791
Equipment sales	7,828	2,223	7,498	2,313	8,986

	95,491	44,179	177,694	145,643	285,777

Costs and expenses
Cost of products and services	45,040	21,593	82,812	64,474	137,756
Selling and marketing	13,765	5,706	24,585	31,106	55,271
General and administrative	13,121	7,645	31,741	23,947	53,120
Depreciation and amortization	11,234	14,673	59,388	55,942	104,164

	83,160	49,617	198,526	175,469	350,311

Operating income (loss) before restructuring charges and impairment of intangible assets	12,331	(5,438)	(20,832)	(29,826)	(64,534)
Restructuring charges	—	—	—	—	(3,761)
Impairment of intangible assets	—	—	—	(223,399)	(223,399)
Operating income (loss)	12,331	(5,438)	(20,832)	(253,225)	(291,694)

Interest income	1,059	555	1,888	1,100	2,211
Interest expense (note 4)	(4,444)	(17,322)	(70,608)	(54,260)	(106,987)
Financing charges	—	—	—	(2,263)	(4,230)
Foreign exchange gain (note 4)	13,696	33,391	136,553	53,497	52,793
Gain (loss) in value of investments, marketable securities and other assets	19	266	312	(8,464)	(8,407)
Share of net loss in investees	—	—	—	(8,602)	(10,738)

Income (loss) before income taxes	22,661	11,452	47,313	(272,217)	(367,052)
Income tax benefit (provision)	(7,704)	(1,199)	(1,796)	73,017	72,531

Net income (loss)	14,957	10,253	45,517	(199,200)	(294,521)
Retained earnings (deficit), beginning of period	—	(2,431,410)	(2,466,674)	(1,991,494)	(1,896,173)
Accreted redemption price — First and Second Preferred Shares	(4,268)	—	—	—	—

Retained earnings (deficit), end of period	10,689	(2,421,157)	(2,421,157)	(2,190,694)	(2,190,694)

Basic earnings (loss) per share (note 2)	2.92	0.04	0.19	(0.83)	(1.22)
Diluted earnings (loss) per share (note 2)	0.66	0.03	0.19	(0.83)	(1.22)

See accompanying notes.

Microcell Telecommunications Inc.
(In thousands of Canadian dollars)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Pre-reorganization

	Two months	One month	Four months	Three months	Six months
	ended	ended	ended	ended	ended
	June 30	April 30	April 30	June 30	June 30
	2003	2003	2003	2002	2002
	$	$	$	$	$

OPERATING ACTIVITIES
Net income (loss)	14,957	10,253	45,517	(199,200)	(294,521)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities
Depreciation and amortization	11,234	14,673	59,388	55,942	104,164
Accreted interest on long-term debt	667	3,270	13,425	19,699	39,069
Financing charges	—	—	—	1,869	3,499
Income tax provision (note 6)	7,307	—	—	—	—
Foreign exchange gain	(13,101)	(31,349)	(130,166)	(52,463)	(51,283)
Reversal of provision for sales tax	—	—	—	(13,806)	(13,806)
Deferred income taxes	—	—	—	(73,492)	(73,492)
Impairment of intangible assets	—	—	—	223,399	223,399
Loss in value of investments, marketable securities and other assets	—	14	14	8,456	8,399
Gain on disposal of assets	—	(280)	(326)	—	—
Share of net loss in investees	—	—	—	8,602	10,738

	21,064	(3,419)	(12,148)	(20,994)	(43,834)
Changes in operating assets and liabilities	(11,848)	9,779	26,665	6,361	14,156

Cash provided by (used in) operating activities	9,216	6,360	14,517	(14,633)	(29,678)

INVESTING ACTIVITIES
Proceeds from the sale of short-term investments and marketable securities	9,912	30,105	73,680	98,855	159,032
Additions to deferred charges and other assets	—	—	—	(429)	(1,523)
Additions to property, plant and equipment	(10,507)	(2,212)	(5,500)	(64,170)	(106,080)
Proceeds from the sale of long-term investments	—	—	2,089	750	750
Additions to long-term investments	—	—	—	(48)	(1,649)

Cash provided by (used in) investing activities	(595)	27,893	70,269	34,958	50,530

FINANCING ACTIVITIES
Increase in long-term debt	—	—	—	—	100,000
Repayment of long-term debt	(2,387)	—	—	(4,942)	(4,942)
Financing costs	—	—	—	(272)	(13,223)

Cash provided by (used in) financing activities	(2,387)	—	—	(5,214)	81,835

Increase in cash and cash equivalents for the period	6,234	34,253	84,786	15,111	102,687
Cash and cash equivalents, beginning of period	111,765	77,512	26,979	106,581	19,005

Cash and cash equivalents, end of period	117,999	111,765	111,765	121,692	121,692

Additional information
Interest paid	3,748	—	13	55,719	65,006
Income taxes paid	142	137	639	461	1,352

See accompanying notes.

Microcell Telecommunications Inc.
(All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2003

1.     CAPITAL REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

Capital reorganization

On May 1, 2003, the predecessor company of Microcell Telecommunications Inc. (“Microcell”), which was also named Microcell Telecommunications Inc. and is now named 2861399 Canada Inc. (“Old Microcell”), and certain subsidiaries of Old Microcell, emerged from a restructuring plan initiated on January 3, 2003 under the Companies’ Creditors Arrangement Act (“CCAA”) and Canada Business Corporations Act (“CBCA”). The terms of Old Microcell’s restructuring plan are set out in Old Microcell’s plan of reorganization and of compromise and arrangement (the “Plan”), a copy of which is contained in the Information Circular and Proxy Statement dated February 17, 2003 (the “Circular”) filed on SEDAR (www.sedar.com) on February 19, 2003 and with the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K on February 20, 2003. Pursuant to the Plan, Microcell was incorporated under the CBCA on April 28, 2003. Old Microcell was incorporated under the CBCA on October 16, 1992.

Before May 1, 2003, Old Microcell carried on its operations through a number of directly and indirectly wholly owned subsidiaries, including: (i) Microcell Connexions Inc. (“Connexions”), which was the holder of the national 30 MHz Personal Communications Services (“PCS”) authorization (the “PCS License”) issued by the Canadian Minister for the Department of Industry (“Industry Canada” or the “Minister”); (ii) Microcell Solutions Inc. (“Solutions”), which operated the Company’s retail PCS business under the Fido® brand name; (iii) Microcell Capital II Inc. (“Microcell Capital”), which invested in GSM Capital Limited Partnership (“GSM Capital”) and Inukshuk Internet Inc. (“Inukshuk”), a company awarded 12 regional Multipoint Communications Systems (“MCS”) licenses by Industry Canada; and (iv) Microcell Labs Inc. (“Microcell Labs”), which operated as a for-profit laboratory.

On May 1, 2003, pursuant to the Plan: (i) Microcell became a holding company for Old Microcell; (ii) Connexions, Solutions, Microcell Capital, Microcell Labs and other subsidiaries amalgamated to form Solutions, the surviving entity of the amalgamation of the amalgamated companies; and (iii) the board of directors of Old Microcell has been replaced by a new board of directors for Microcell. The Plan reduced the Company’s long-term debt obligations by approximately $1.6 billion.

Prior to May 1, 2003, Old Microcell’s Class B Non-Voting Shares were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”). Under the terms of the Plan, Microcell issued First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Class A Restricted Voting Shares, new Class B Non-Voting Shares and warrants. Two series of warrants (collectively the “Warrants”) were issued pursuant to the Plan: (i) 2-year warrants entitling the holders thereof to subscribe, until May 1, 2005, for Class A Restricted Voting Shares or Class B Non-Voting Shares of Microcell, as the case may be, at an exercise price of $19.91 per share (the “Warrants 2005”); and (ii) 5-year warrants entitling the holders thereof to subscribe, until May 1, 2008, for Class A Restricted Voting Shares or Class B Non-Voting Shares of Microcell, as the case may be, at an exercise price of $20.69 per share (the “Warrants 2008”).

Microcell Telecommunications Inc.

1.     CAPITAL REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS (Cont’d)

For a more detailed description of the transactions related to the Plan, readers are referred to the Plan.

Unless references herein are made specifically to Old Microcell, the references to “Microcell” or the “Company” refer, depending on the situation or the context to (i) Microcell and all or only part of its subsidiaries collectively, or one or several of its subsidiaries; and (ii) Old Microcell and all or only part of its subsidiaries collectively, or one or several of its subsidiaries.

Basis of presentation

The accompanying unaudited interim consolidated financial statements of Microcell have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the 2003 interim periods are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These unaudited interim consolidated financial statements should be read in conjunction with the Old Microcell’s audited consolidated financial statements and footnotes for the year ended December 31, 2002. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2002, except that the Company’s assets and liabilities have been comprehensively revalued as noted below.

Effective May 1, 2003, the Company has accounted for the reorganization by using the principles of fresh start accounting as required under Canadian GAAP. In accordance with fresh start accounting rules, all assets and liabilities were revalued at estimated fair values and Microcell’s deficit was eliminated. Microcell’s financial advisors assisted in the determination of the enterprise value of the Company and a range of value was developed. The final enterprise value was $689 million, based on the April 25, 2003 exchange rate of 1.4532, of which $350 million has been allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of Microcell has been done based on this enterprise value.

Microcell Telecommunications Inc.

1.     CAPITAL REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS (Cont’d)

The following table summarizes the adjustments recorded to implement the financial reorganization and to reflect the fresh start basis of accounting:

	Microcell as at				Microcell as at
	April 30, 2003				May 1, 2003
		Reorganization
	Prior to	and fresh start			After
	reorganization	adjustments			adjustments
	$	$			$

Current assets	299,639	(36,762)	(i	)	262,877
Property, plant and equipment	602,066	(312,374)	(i	)	289,692
Intangible assets	2,727	238,475	(i	)	241,202
Long-term investments and other assets	8,972	(3,745)	(i	)	5,227

	913,404	(114,406)			798,998

Accounts payable and accrued liabilities	207,291	(132,075)	(ii	)	75,816
Deferred revenues	34,207	—			34,207
Other current liabilities:
Senior Secured Term Loans	10,000	—			10,000

	251,498	(132,075)			120,023
Senior Secured Term Loans	543,925	(203,925)	(ii	)	340,000
Senior Discount Notes	1,369,690	(1,369,690)	(ii	)	—

	2,165,113	(1,705,090)			460,023

Share capital	1,167,678	(846,629)	(ii	)	321,049
Warrants	1,770	16,156	(ii	)	17,926
Deficit	(2,421,157)	2,421,157			—

	(1,251,709)	1,590,684			338,975

	913,404	(114,406)			798,998

Microcell Telecommunications Inc.

1.     CAPITAL REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS (Cont’d)

Summary of adjustments

(i)	Pursuant to the comprehensive revaluation performed under fresh start accounting, the Company reevaluated its assets and liabilities and adjusted their carrying values to reflect the value of the Company as an entity established by the capital reorganization. It resulted in a reduction of the current assets (mainly consisting of the deferred charges incurred during the recapitalization process), the property, plant and equipment, the long-term investments and the accrued liabilities. The Company also assigned a value, calculated at management’s best estimate, to the Company’s intangible assets, which are the PCS License at $188 million, the customer list at $24.7 million, and the Fido brand name at $28.5 million. The customer list will be amortized over 30 months. The PCS License and the Fido brand name were determined to have an indefinite life and will not be amortized but will be tested for impairment on an annual basis.

(ii)	Pursuant to the Plan, the senior secured term loans of Old Microcell, and a net payable to Old Microcell’s secured creditors relating to cross currency and interest rate swaps terminated in December 2002, were converted into a term loan of $300 million (the “Tranche B Debt”), a term loan of $50 million (the “Tranche C Debt”), 11,766,667 First Preferred Shares ($176.5 million) and 3,600,186 Second Preferred Shares ($54 million).

Old Microcell’s senior discount notes (and the unpaid accrued interest thereon) were converted into 3,600,186 Second Preferred Shares ($54 million), 30,000 Class A Restricted Voting Shares ($0.3 million), 3,578,676 Class B Non-Voting Shares ($36 million), 1,329,312 Warrants 2005 ($1.5 million) and 2,215,521 Warrants 2008 ($4.4 million).

The shareholders of Old Microcell received 22,469 Class B Non-Voting Shares ($0.2 million), 2,668,990 Warrants 2005 ($3.1 million) and 4,448,422 Warrants 2008 ($8.9 million).

Comparative figures

With the exception of the balance sheet, comparative financial statements for periods prior to May 1, 2003 have been presented pursuant to regulatory requirements. In reviewing the comparative financial statements, readers are reminded that they do not reflect the effects of the Plan on the application of fresh start accounting.

Microcell Telecommunications Inc.

1.     CAPITAL REORGANIZATION, BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS (Cont’d)

Description of business

Microcell is a provider of wireless telecommunications services in Canada. The Company offers a wide range of voice and high-speed data communications products and services to approximately 1.1 million customers. Microcell operates a Global System for Mobile communications (“GSM”) network across Canada and markets PCS and General Packet Radio Service (“GPRS”) under the Fido brand name. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS to end-users under the PCS License awarded in 1995, which was renewed for a five-year term in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996. In addition to offering access to its PCS network to third-party telecommunications providers on a wholesale basis, the Company provides data and other wireless Internet services to its end-users based on GPRS technology. The Company’s wholly owned subsidiary, Inukshuk, was awarded licenses by Industry Canada (the “MCS Licenses”) to deploy a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. However, due to the current challenging capital market conditions, which have made obtaining financing difficult, Inukshuk has suspended building the MCS network on its own for the time being.

As of June 30, 2003, the Company offered PCS in several census metropolitan areas (“CMA”) in Canada. In addition, the Company had deployed its GSM network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population. In addition, the Company had initiated roaming services with all the major GSM operators in the United States, covering more than 6,000 cities and towns in 46 states. Also, the Company has agreements with 245 international operators in 134 countries, covering most of Europe as well as a number of countries in the Pacific Rim, the Middle East, Africa and Australia.

The Company continues to experience growth-related capital requirements arising from the need to fund network capacity improvements, ongoing maintenance and the cost of acquiring new PCS customers. Microcell’s ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

Microcell Telecommunications Inc.

2.     EARNINGS (LOSS) PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

	Pre-reorganization

	Two months	One month	Four months	Three months	Six months
	ended	ended	ended	ended	ended
	June 30	April 30	April 30	June 30	June 30
	2003	2003	2003	2002	2002
	$	$	$	$	$

Numerator:
Net income (loss) for diluted earnings (loss) per share calculation	14,957	10,253	45,517	(199,200)	(294,521)
Accreted redemption price of First and Second Preferred Shares	(4,268)	—	—	—	—

Net income (loss) for basic earnings (loss) per share calculation	10,689	10,253	45,517	(199,200)	(294,521)

Denominator: (in thousands)	Number	Number	Number	Number	Number
Weighted-average number of shares outstanding	3,664	240,217	240,217	240,209	240,191
Shares issuable pursuant to the exercise of initial warrants	—	253	253	253	253

Number of shares for basic earnings (loss) per share calculation	3,664	240,470	240,470	240,462	240,444
Shares issuable pursuant to the conversion of First and
Second Preferred Shares	18,828	—	—	—	—
Shares issuable pursuant to the exercise of stock options	—	—	—	—	—
Shares issuable pursuant to the exercise of Warrants	—	—	—	—	—

Number of shares for diluted earnings (loss) per share calculation	22,492	240,470	240,470	240,462	240,444

Basic earnings (loss) per share (in dollars)	2.92	0.04	0.19	(0.83)	(1.22)

Diluted earnings (loss) per share (in dollars)	0.66	0.04	0.19	(0.83)	(1.22)

3.     PROPERTY, PLANT AND EQUIPMENT

	June 30, 2003		May 1, 2003

		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	$	$	$	$

PCS network
Switches	123,743	4,484	119,034	—
Infrastructure and towers	97,549	1,070	96,303	—
Radio equipment	35,461	1,414	33,931	—
Application hardware and software	29,643	1,907	26,991	—
Computer hardware and software	5,297	294	5,277	—
Office furniture and equipment	4,553	150	4,491	—
Leasehold improvements	3,952	158	3,665	—

	300,198	9,477	289,692	—
Accumulated depreciation	(9,477)		—

Net carrying value	290,721		289,692

Microcell Telecommunications Inc.

3.     PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Depreciation is provided on a straight-line basis over the estimated useful life of the property, plant and equipment as follows:

PCS network—Switches	7 years
PCS network—Infrastructure and towers	20 years
PCS network—Radio equipment	8 years
Application hardware and software	5 years
Computer hardware and software	3 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

For property, plant and equipment that existed as at May 1, 2003, the above periods of depreciation were reduced in order to reflect new cost basis as a result of applying fresh start accounting.

4.     LONG-TERM DEBT

	June 30	May 1
	2003	2003
	$	$

Tranche B Debt	283,435	300,000
Tranche C Debt	50,667	50,000

	334,102	350,000
Less current portion of principal	(9,526)	(10,000)

	324,576	340,000

The minimum contractual payments of long-term debt for the next five years are as follows: $4.8 million in 2003; $9.5 million in 2004; $9.5 million in 2005; $14.3 million in 2006; and $14.3 million in 2007.

Tranche A Facility

The Company has access to a revolving bank credit facility (the “Tranche A Facility”) of $25 million, which bears interest at the prime rate plus 2.5%, base rate plus 2.5% or bankers’ acceptance rate plus 3.5%. Pursuant to the terms of the credit agreement of Tranche A Facility, the Company is entitled to raise up to an additional $50 million in revolving bank credit facility. The Tranche A Facility is payable in April 2006. A commitment fee computed at the rate of 1.0% per annum on the aggregate undrawn amount of the Tranche A Facility is payable on a quarterly basis. The Tranche A Facility is collateralized by a first lien on all the Company’s assets. As at June 30, 2003 and May 1, 2003, no amounts were drawn on this facility.

Microcell Telecommunications Inc.

4.     LONG-TERM DEBT (Cont’d)

Tranche B Debt

The Tranche B Debt, a term loan in the amount of $300 million, is composed of a Canadian dollar series in the amount of $104.8 million and a U.S. dollar series with a principal amount equivalent to Canadian $195.2 million (US$134.3 million). The Tranche B Debt bears interest at the prime rate plus 3.0%, base rate plus 3.0% or bankers’ acceptance rate plus 4.0%. The Tranche B Debt is payable in quarterly installments starting in June 2003 and maturing in December 2008. The Tranche B Debt is collateralized by a second lien on all the Company’s assets. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount in 2003; 3.33% in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008.

The Company entered into swap transactions with a preferred shareholder, who is also a lender, to manage its exposure to foreign exchange rate fluctuations on the U.S. dollar denominated portion of the Tranche B Debt; the Company swapped, in May and June 2003, $50 million (US$35.7 million) of the principal of the Tranche B Debt at a rate of 1.3986 and $50 million (US$36.9 million) of the principal of the Tranche B Debt at a rate of 1.3548. The swap transactions have a duration of six months. These swap transactions are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income within foreign exchange gain or loss.

Tranche C Debt

The Tranche C Debt, a term loan in the amount of $50 million, is payable in April 2013. The Tranche C Debt bears interest at the rate of 8.0% payable semi-annually at the Company’s discretion: (i) in cash; or (ii) accruing and compounding such interest semi-annually until paid. The Tranche C Debt is collateralized by a third lien on all the Company’s assets.

Covenants

Under the credit agreements of the Tranche A Facility, Tranche B Debt and Tranche C Debt, the Company has committed itself to respect certain covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios under the credit agreements of Tranche A Facility and Tranche B Debt, including minimum EBITDA (operating income (loss) excluding restructuring charges, impairment of intangible assets, depreciation and amortization), number of subscribers, ARPU (average retail revenue per subscriber per month), liquidity and maximum capital expenditures.

Excess cash flow sweep

The Articles of the Company, and the credit agreements governing the Tranche B Debt and Tranche C Debt, contain provisions requiring that the aggregate of: (i) the net sale proceeds of material asset sales (sale of more than $2 million); (ii) 75% of the amount calculated each fiscal year equal to excess cash flow (as this term is defined in the Articles of the Company and in the credit agreements); and (iii) 75% of the amount of net proceeds from equity offerings (including proceeds from the exercise of Warrants), with each payment hereunder on account of material asset sales and net proceeds from equity offerings to be made within five business days following receipt of the proceeds thereof, and each payment hereunder on account of excess cash flow to be made on or before March 31 of each fiscal year, commencing on March 31, 2004, with respect to the excess cash flow (if any) for the previous fiscal year.

Microcell Telecommunications Inc.

4.     LONG-TERM DEBT (Cont’d)

Subject to the maintenance of a minimum cash balance of $45 million as at each year-end (prior to the Company’s 25% share of such year’s excess cash flow), such amounts are to be applied in the order of priority set forth below: (i) repayment of the Tranche B Debt, up to 25% of the principal amount thereof; (ii) payment of interest on the Tranche C Debt; (iii) payment of dividends on the First Preferred Shares; (iv) until May 1, 2008, on a pro rata basis, repayment of the principal amount of the Tranche C Debt, up to 25% of the principal amount thereof, and redemption of up to 75% of the number of First Preferred Shares originally issued; (v) payment of dividends on the Second Preferred Shares; (vi) until May 1, 2008, redemption of up to 75% of the number of Second Preferred Shares originally issued; (vii) after May 1, 2008, on a pro rata basis, repayment of remaining principal amount of the Tranche C Debt and redemption of First Preferred Shares originally issued; and (viii) after May 1, 2008, redemption of the remaining Second Preferred Shares.

In the event that First Units and Second Units are issued, such amounts are to be applied in the orders of priority set forth below: (i) repayment of the Tranche B Debt, up to 25% of the principal amount thereof; (ii) payment of interest on the Tranche C Debt; (iii) until May 1, 2008, on a pro rata basis, repayment of the principal amount of the Tranche C Debt, up to 25% of the principal amount thereof, and repayment of the principal amount of up to 25% of the first notes (in the case of the First Units); (iv) until May 1, 2008, repayment of the principal amount of up to 25% of the second notes (in the case of the Second Units); (v) after May 1, 2008, on a pro rata basis, repayment of the remaining principal amount of the Tranche C Debt and first notes; and (vi) after May 1, 2008, repayment of the remaining principal amount of the second notes.

5.     SHARE CAPITAL

Authorized

An unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares, First Preferred Non-Voting Shares, First Preferred Voting 2 Shares and First Preferred Non-Voting 2 Shares;

An unlimited number of Second Preferred Shares issuable as Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Second Preferred Voting 2 Shares and Second Preferred Non-Voting 2 Shares;

An unlimited number of Class A Restricted Voting Shares; and

An unlimited number of Class B Non-Voting Shares.

First and Second Preferred Shares, excluding First and Second Preferred 2 Shares (the “Preferred Shares”)

Rights upon liquidation

Holders of First Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the PS Redemption Price (as described below) plus any declared but unpaid dividends.

Holders of Second Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred Shares, an amount per share equal to the PS Redemption Price (as described below) plus any declared but unpaid dividends.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

Non-Cumulative Dividend

The holders of Preferred Shares are entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, from time to time and payable semi-annually in arrears in cash.

Maturity

The Preferred Shares shall be mandatorily redeemed on May 1, 2013.

Redemption Price

The redemption price of each Preferred Share is initially the issue price therefor, increased at the beginning of each semi-annual period commencing on November 1, 2003 by (i) an amount equal to the dividend accrued during such period; less (ii) the amount of any cash dividend that has been declared and paid in respect of such semi-annual period (the “PS Redemption Price”).

In the event of any redemption or mandatory conversion of Preferred Shares other than as at the end of a semi-annual period, the PS Redemption Price is to be adjusted by adding the accrued dividend on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion, less the amount of any cash dividend that has been declared and paid in respect of such period.

Redemption

The Preferred Shares are redeemable as follows: (i) in whole or in part at any time at the option of the Company at the then current PS Redemption Price, payable in cash, provided however that holders of Preferred Shares may exercise any conversion rights prior to any such redemption; (ii) at maturity, (a) mandatorily at a price per share equal to the then current PS Redemption Price payable in cash or (b) at the Company’s option, if the Class A Restricted Voting Shares and the Class B Non-Voting Shares continue to be listed and posted for trading on a recognized exchange, in consideration of the issuance of a number of Class A Restricted Voting Shares or Class B Non-Voting Shares (as the case may be) equal to the PS Redemption Price divided by the average share price of such shares; (iii) mandatorily prior to maturity at the then current PS Redemption Price to the extent that the Company has funds available for such purpose (determined by reference to certain thresholds established in the Articles); and (iv) at any time prior to maturity, in whole or in part, at the option of the Company upon payment of the then current PS Redemption Price by issuing Units composed of a note and a Preferred Voting 2 Share or Preferred Non-Voting 2 Share.

Intra Class Exchange Rights

The First Preferred Non-Voting Shares are exchangeable, at the option of the holders, into First Preferred Voting Shares on a share-for-share basis, and the Second Preferred Non-Voting Shares are exchangeable, at the option of the holders, into Second Preferred Voting Shares on a share-for-share basis, in the following circumstances: (i) at any time upon provision by a holder of Preferred Non-Voting Shares of a residency declaration to the Company’s transfer agent certifying that the holder is a Canadian; (ii) upon a bid being made for the Preferred Voting Shares where no equivalent bid is made for the Preferred Non-Voting Shares for the purposes of allowing the Preferred Non-Voting Shares to tender to an exclusionary bid; (iii) automatically upon the repeal or relaxation of the Canadian rules restricting the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law. The First Preferred Voting Shares are exchangeable, at the option of the holders, into First Preferred Non-Voting Shares on a share-for-share basis. The Second Preferred Voting Shares are exchangeable, at the option of the holders, into Second Preferred Non-Voting Shares on a share-for-share basis.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

Conversion Features

The Preferred Shares have the following conversion features: (i) at any time, the Preferred Voting Shares and the Preferred Non-Voting Shares are convertible, at the option of the holders into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis; (ii) if at any time prior to May 1, 2008, the Company shall complete an offering of Class A Restricted Voting Shares or Class B Non-Voting Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current PS Redemption Price and the proceeds thereof are used as provided in the Articles, the Preferred Voting Shares and the Preferred Non-Voting Shares that remain outstanding after the application of such proceeds will be converted, at the option of the Company, into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis; and (iii) if at any time on or after May 1, 2008, on the 25th day (or if such day is not a trading day, then on the next following trading day) following the release by the Company of its quarterly or annual financial statements, as the case may be, the Preferred Voting Shares and the Preferred Non-Voting Shares are in-the-money (namely that the PS Redemption Price is less than the average share price of the Class A Restricted Voting Shares and Class B Non-Voting Shares), they will be converted automatically into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis.

Upon conversion of any Preferred Voting Shares or Preferred Non-Voting Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares, the holders of such Preferred Voting Shares or Preferred Non-Voting Shares will have no right to receive any payment in cash on account of the PS Redemption Price.

All conversion rights described above are subject to a registration statement having been filed by the Company and having become effective under the United States Securities Act of 1933 (the “1933 Act”) or to an exemption being available under the 1933 Act in connection with the issuance of shares resulting from the exercise of such conversion right. If such exemption is not available, the Company plans to file, by the end of November 2003, a registration statement with the SEC in respect of shares to be issued upon the exercise of conversion rights and will use reasonable commercial efforts to have such commission declare such registration statement effective.

Anti-layering provisions

The Articles of the Company provide that, so long as there remain outstanding First Preferred Shares (or First Units, if issued) representing in the aggregate an initial issue price in excess of $75 million, the approval: (i) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of First Preferred Shares (or First Units, if issued) then outstanding or (ii) by a majority of the holders of First Preferred Shares (or First Units, if issued) then outstanding represented in person or by proxy at a meeting of such holders called for such purpose, will be required before the Company and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the First Preferred Shares (or First Units, if issued) or (Y) incur funded debt (other than permitted debt under the Company’s credit facilities, First Units and Second Units), as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the Board of the Company approving such issuance or incurrence, as the case may be.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

The Articles of the Company also provide that, so long as there remain outstanding Second Preferred Shares (or Second Units, if issued) representing in the aggregate an initial issue price in excess of $50 million, the approval: (i) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of Second Preferred Shares (or Second Units, if issued) then outstanding or (ii) by a majority of the holders of Second Preferred Shares (or Second Units, if issued) represented in person or by proxy at a meeting of such holders called for such purposes will be required before the Company and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the Second Preferred Shares (or Second Units, if issued) (other than First Preferred Shares issued on May 1, 2003), or (Y) incur funded debt (other than permitted debt under the Company’s credit facilities, First Units and Second Units), as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the Board of the Company approving such issuance or incurrence, as the case may be.

Excess cash flow sweep

The Preferred Shares are subject to the excess cash flow sweep described in note 4 of these financial statements.

First and Second Preferred 2 Shares (the “Preferred 2 Shares”)

Rights upon liquidation

Holders of First Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the PS2 Redemption Price (as described below) plus any declared but unpaid dividends.

Holders of Second Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred 2 Shares, an amount per share equal to the PS2 Redemption Price (as described below) plus any declared but unpaid dividends.

Dividends

The holders of Preferred 2 Shares are not entitled to receive any dividends in respect thereof.

Redemption

The Preferred 2 Shares will be automatically redeemed at the PS2 Redemption Price (as described below) upon the repayment, redemption or conversion of the First and Second Units, as the case may be, of which they form part.

The PS2 Redemption Price is equal to $0.0001 per Preferred 2 Share.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

Class A Restricted Voting Shares

Dividends and Rights upon liquidation

Holders of Class A Restricted Voting Shares are entitled to receive dividends, and the remaining assets of the Company on the winding up, liquidation or dissolution of the Company, pari passu with the holders of Class B Non-Voting Shares, on a per share basis.

Exchange Rights

Each Class A Restricted Voting Share may, at the option of the holders, be exchanged at any time into one Class B Non-Voting Share.

Class B Non-Voting Shares

Dividends and Rights upon liquidation

Holders of Class B Non-Voting Shares are entitled to receive dividends, and the remaining assets of the Company on the winding-up, liquidation or dissolution of the Company, pari passu with the holders of Class A Restricted Voting Shares, on a per share basis.

Exchange Rights

The Class B Non-Voting Shares are exchangeable, at the option of the holders, into Class A Restricted Voting Shares on a share-for-share basis, in the following circumstances: (i) any time upon provision by a holder of Class B Non-Voting Shares of a residency declaration to the Company’s transfer agent certifying that the holder is a Canadian; (ii) upon a bid being made for the Class A Restricted Voting Shares where no equivalent bid is made for the Class B Non-Voting Shares, for the purposes of allowing the Class B Non-Voting Shares to tender to an exclusionary bid; and (iii) automatically upon the repeal or relaxation of the Canadian rules governing the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law.

First and Second Units

The First Preferred Voting Shares and First Preferred Non-Voting Shares are redeemable at any time prior to maturity at the option of the Company in consideration of the issuance of First Units (Voting and Non-Voting series). The Second Preferred Voting Shares and Second Preferred Non-Voting Shares are redeemable at any time prior to maturity by the Company in consideration of the issuance of Second Units (Voting and Non-Voting series).

The First Units and Second Units are hybrid instruments designed to duplicate the economic interest and other features (including as to voting entitlements) attaching to the First Preferred Shares and Second Preferred Shares. Each Unit is composed of a note, which provides the holder of the Unit with an economic interest similar to that of a holder of First Preferred Share, together with a First Preferred Voting 2 Share or First Preferred Non-Voting 2 Share (in the case of First Units) or with a Second Preferred Voting 2 Share or Second Preferred Non-Voting 2 Share (in the case of Second Units).

The First Units are senior in right of payment to the Second Units.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

The Company has entered into two Unit Indentures, respectively in respect of First Units and Second Units, which provide for similar redemption and conversion features attaching to the Units as those attaching to the First Preferred Shares and Second Preferred Shares under the Articles. The indentures relating to the Units also provide for certain adjustment mechanisms in the event of fundamental transactions, as well as provisions customarily found in indentures governing issuances of notes.

No Units may be converted into Class A Restricted Voting Shares or Class B Non-Voting Shares until the date that a registration statement filed by the Company under the U.S. Securities Act has been declared effective by the SEC.

Number of shares issued

	First	First	Second	Second	Class A
	Preferred	Preferred	Preferred	Preferred	Restricted	Class B
	Voting	Non-Voting	Voting	Non-Voting	Voting	Non-Voting	Total
	Shares	Shares	Shares	Shares	Shares	Shares	Shares

Balance as at May 1, 2003	544,828	11,221,839	106,400	7,093,972	30,000	3,601,145	22,598,184
Converted	(68,201)	20,834	(14,118)	(77,144)	5,665	132,964	—

Balance as at June 30, 2003	476,627	11,242,673	92,282	7,016,828	35,665	3,734,109	22,598,184

Value of shares issued

	First	First	Second	Second	Class A
	Preferred	Preferred	Preferred	Preferred	Restricted	Class B	Total
	Voting	Non-Voting	Voting	Non-Voting	Voting	Non-Voting	Value of
	Shares	Shares	Shares	Shares	Shares	Shares	Shares
	$	$	$	$	$	$	$

Value as at May 1, 2003	8,172	168,328	1,596	106,410	302	36,241	321,049
Converted	(1,023)	313	(212)	(1,157)	85	1,994	—
Accreted redemption price	123	2,525	24	1,596	—	—	4,268

Value as at June 30, 2003	7,272	171,166	1,408	106,849	387	38,235	325,317

Employee Stock Purchase Plan

The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. Microcell makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant’s contribution during the year (up to 5% of the participant’s salary). Microcell’s contribution is executed only if, on the calculation date (which, for each year, is June 30 of the following year), the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. Microcell may choose to make its contribution in treasury shares or to deposit with the administrative agent of the plan a sufficient amount of money to enable the administrative agent of the plan to purchase the appropriate number of shares in the market. The total number of treasury Class A Restricted Voting Shares and Class B Non-Voting Shares that can be issued by the Company in order to make its contribution pursuant to this plan shall not exceed 250,000 shares. As at June 30, 2003, no shares were issued under this stock purchase plan.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

Stock Option Plan

With the approval of the Plan on May 1, 2003, a new stock option plan was implemented. The new stock option plan authorizes the issuance of up to 187,414 Class A Restricted Voting Shares and 2,231,831 Class B Non-Voting Shares. The Board may amend, supersede or terminate the stock option plan.

The stock option plan is administered by the Board, which has sole discretion to designate the recipients of options and to determine the number of Class A Restricted Voting Shares or Class B Non-Voting Shares of Microcell covered by each of such options, the date of grants and the subscription price of each option. Options granted under the stock option plan have the terms and conditions, including exercise price, vesting and expiration, as established by the Board, from time to time, provided that the pricing of options is in accordance with the requirements of the Toronto Stock Exchange and is not less than the market prices for the Class A Restricted Voting Shares and Class B Non-Voting Shares at the time of the grant of options.

As a result of a stock option grant on June 20, 2003, the Company had, as at June 30, 2003, 1,681,700 options outstanding with a weighted-average exercise price of $10.50 and a weighted-average remaining life of five years. The options will vest and become exercisable on the second, third and fourth anniversaries of the grant as follows: 50%, 25% and 25%. Accelerated vesting will be applicable after the first anniversary date of the grant in the event that the market price of the shares reaches a certain level.

Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes option pricing model with the following assumptions for the two-month period ended June 30, 2003: weighted-average risk-free interest rates of 3.0% (3.0% for the four months ended April 30, 2003 and for 2002); dividend yields of 0% (0% for the four months ended April 30, 2003 and for 2002); weighted-average volatility factors of the expected market price of the Company’s Class A Restricted Voting Shares and Class B Non-Voting Shares of 65.3% (107.9% for the four months ended April 30, 2003 and for 2002 and based on the volatility of the Class B Non-Voting Shares of Old Microcell); and a weighted-average expected life of the options of five years (5.5 years for the four months ended April 30, 2003 and for 2002). For the purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options’ vesting periods.

Considering this, the Company’s pro forma net income for the two months ended June 30, 2003 would be decreased by $0.1 million and the basic and diluted earnings per share figures would be decreased by $0.03 and $0.01 respectively. Under its prior stock option plan, the Company’s pro forma net income for the one- and four-month periods ended April 30, 2003 would be decreased respectively by $0.5 million and $1.6 million and the basic and diluted earnings per share figures would not be affected for the one month ended April 30, 2003 and would be decreased by $0.01 for the four months ended April 30, 2003. The Company’s pro forma net loss for the three- and six-month periods ended June 30, 2002 would be increased respectively by $0.6 million and $1.2 million. Basic and diluted loss per share figures would not be affected for the three-month period ended June 30, 2002 and would be increased by $0.01 for the six-month period ended June 30, 2002.

Microcell Telecommunications Inc.

5.     SHARE CAPITAL (Cont’d)

Warrants

	June 30	May 1
	2003	2003

3,998,302 Warrants 2005	4,598	4,598
6,663,943 Warrants 2008	13,328	13,328

	17,926	17,926

The Company issued on May 1, 2003 two series of warrants entitling holders thereof to purchase Class A Restricted Voting Shares or Class B Non-Voting Shares, these being the Warrants 2005, having an exercise price per share of $19.91, and the Warrants 2008, having an exercise price per share of $20.69.

6.     INCOME TAXES

As at May 1, 2003, the effective date of the fresh start basis of accounting, the Company had available tax losses and net deductible temporary differences of approximately $2 billion. These tax losses carried forward and net deductible temporary differences were not included as part of the fresh start adjustments, as a valuation allowance had been provided for the entire amount of the related net tax benefit. Accordingly, if and when it is more likely than not that the tax benefits of these unrecognized tax losses carried forward and net deductible temporary differences will be realized, they will be applied to first reduce the unamortized amount of intangible assets that were recognized as at May 1, 2003. During the period, $7.3 million of these benefits were realized and reduced the unamortized amount of intangible assets.

7.     COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

Microcell Telecommunications Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

BASIS OF PRESENTATION AND CAPITAL REORGANIZATION

On May 1, 2003, the Company successfully completed its capital reorganization and had presented its financial results on the basis of fresh start accounting, which requires assets and liabilities to be comprehensively revalued. Consequently, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2002, except that the Company’s assets and liabilities have been comprehensively revalued. The financial position of the Company as at December 31, 2002 has not been exhibited because it is not considered comparable due to the significant changes resulting from the capital reorganization which is described in note 1 to the unaudited interim consolidated financial statements for the period ended June 30, 2003.

With the exception of the balance sheet, comparative financial statements for periods prior to May 1, 2003 have been presented pursuant to regulatory requirements. In reviewing the comparative financial statements, readers are reminded that they do not reflect the effects of the Plan on the application of fresh start accounting.

The following is a discussion and analysis of the consolidated financial condition of Microcell and its subsidiaries as of June 30, 2003 and results of operations for the three- and six-month periods ended June 30, 2003 and 2002. The 2003 figures comprise two months post-reorganization and one month pre-reorganization for the three-month period, and two months post-reorganization and four months pre-reorganization for the six-month period. This discussion and analysis should be read in conjunction with the consolidated financial statements of Old Microcell as at and for the year ended December 31, 2002.

The accompanying unaudited interim consolidated financial statements, and the notes thereto, have been prepared in accordance with Canadian GAAP for interim financial information.

Non-GAAP earnings measures

The following are not measures or indicators that are governed or defined by Canadian GAAP. They are relevant supplemental measures of performance in the wireless telecommunications industry. All of these terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measures of performance under Canadian GAAP:

(i)	Churn rate is expressed on a percentage basis for a given period and is calculated as the number of deactivated subscribers divided by the average number of subscribers during such period, expressed as a rate per month;

(ii)	ARPU for a given period is calculated as service revenues divided by the average number of subscribers during such period, expressed as a rate per month;

(iii)	The cost of acquisition (“COA”) of a retail subscriber for a given period is calculated as the handset subsidies and selling and marketing expenses related to the acquisition of subscribers divided by the number of gross retail subscriber additions during such period;

Microcell Telecommunications Inc.

(iv)	EBITDA is defined as operating income (loss), excluding restructuring charges, impairment of intangible assets, depreciation and amortization;

(v)	EBITDA margin is defined as EBITDA divided by the total revenues of the Company.

FINANCIAL HIGHLIGHTS AND SELECTED STATISTICS

	Three-month period		Six-month period
	ended		ended
	June 30		June 30

	2003	2002	2003	2002

	(unaudited)		(unaudited)
(In thousands of Canadian dollars, unless otherwise indicated
Revenues	139,670	145,643	273,185	285,777
EBITDA (1)	32,800	26,116	62,121	39,630
Income (loss) before income taxes	34,113	(272,217)	69,974	(367,052)
Net income (loss)	25,210	(199,200)	60,474	(294,521)
Capital expenditures	12,746	64,170	16,434	106,080
Other data:
ARPU (in dollars)
Postpaid	$60.11	$59.95	$59.04	$58.24
Prepaid	$20.49	$18.90	$19.55	$17.07
Blended	$38.63	$41.48	$37.68	$39.07
COA (in dollars) (2)	$261	$295	$275	$301
Net retail subscriber additions (in thousands of subscribers)
Postpaid	(10,388)	11,922	(41,465)	9,517
Prepaid	(17,765)	31,056	(26,623)	60,028

Total	(28,153)	42,978	(68,088)	69,545

Churn rate	3.3%	3.0%	3.3%	2.9%
Total retail subscribers, end of period (in thousands of subscribers)
Postpaid	503,596	647,214	503,596	647,214
Prepaid	592,836	541,540	592,836	541,540

Total	1,096,432	1,188,754	1,096,432	1,188,754

(1)  EBITDA reconciliation

	Two months	One month	Three months	Three months
	ended	ended	ended	ended
	June 30	April 30	June 30	June 30
	2003	2003	2003	2002
	$	$	$	$

EBITDA	23,565	9,235	32,800	26,116
Depreciation	(11,234)	(14,673)	(25,907)	(55,942)
Restructuring charges	—	—	—	—
Impairment of intangible assets	—	—	—	(223,399)

Operating income (loss)	12,331	(5,438)	6,893	(253,225)

Microcell Telecommunications Inc.

(1)  EBITDA reconciliation (Cont’d)

	Two months	Four months	Six months	Six months
	ended	ended	ended	ended
	June 30	April 30	June 30	June 30
	2003	2003	2003	2002
	$	$	$	$

EBITDA	23,565	38,556	62,121	39,630
Depreciation	(11,234)	(59,388)	(70,622)	(104,164)
Restructuring charges	—	—	—	(3,761)
Impairment of intangible assets	—	—	—	(223,399)

Operating income (loss)	12,331	(20,832)	(8,501)	(291,694)

(2)  Beginning with the second quarter of 2003, the Company has adjusted its calculation of COA to include shrinkage and obsolescence. All comparative figures have been adjusted accordingly.

Forward-looking statements

This management’s discussion and analysis contains “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, “consider”, or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company’s market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radio frequency emission concerns; and exchange rate fluctuations. Readers should evaluate any statements in light of these important factors.

COMPANY OVERVIEW

Microcell is a provider of wireless telecommunications services in Canada. The Company offers a wide range of voice and high-speed data communications products and services to approximately 1.1 million customers. Microcell operates a GSM network across Canada and markets PCS and GPRS under the Fido brand name. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS to end-users under the PCS License awarded in 1995, which was renewed for a five-year term in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996. In addition to offering access to its PCS network to third-party telecommunications providers on a wholesale basis, the Company provides data and other wireless Internet services to its end-users based on GPRS technology. The Company’s wholly owned subsidiary, Inukshuk, was awarded MCS Licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. However, due to the current challenging capital market conditions, which have made obtaining financing difficult, Inukshuk has suspended building the MCS network on its own for the time being.

Microcell Telecommunications Inc.

As of June 30, 2003, the Company offered PCS in several CMAs in Canada. In addition, the Company had deployed its GSM network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population. In addition, the Company had initiated roaming services with all the major GSM operators in the United States, covering more than 6,000 cities and towns in 46 states. Also, the Company has agreements with 245 international operators in 134 countries, covering most of Europe as well as a number of countries in the Pacific Rim, the Middle East, Africa and Australia.

CORPORATE DEVELOPMENTS

•	Recapitalization completed

On May 1, 2003 the Company successfully completed its capital restructuring. The recapitalization plan significantly reduced Microcell’s debt obligations by approximately $1.6 billion and its annual interest obligations by a range of $160 million to $200 million. In conjunction with the Plan, the Company received commitments from a leading bank for a $25 million revolving credit facility. The Tranche A Facility has a three-year term and is priced at an attractive market rate. Pursuant to the terms of the new financing arrangements, the Company is entitled to raise up to an additional $50 million in revolving bank credit facilities.

•	New Stock Option Plan

Microcell has reserved 2.4 million shares for issuance under the Company’s new management incentive plan. The use of equity-based compensation provides additional performance based incentives and assists in the retention of qualified management employees. On June 20, 2003, the Company’s board of directors approved the granting of stock options to purchase a total of 1.7 million Class B Non-Voting Shares. The options have an exercise price of $10.50.

•	New wireless devices

In line with its objective to ensure a competitive handset selection for the mass market consumer, during the second quarter, Fido added a number of attractively priced wireless devices with high-end features. The Siemens A56 handset, geared toward the youth and young adult markets, includes such highly demanded features as vibrating alert, predictive text input, and animated screensavers, wallpapers and menus. The Sony Ericsson T300 is a world phone that offers a wide range of features, including a color screen, integrated e-mail messaging, polyphonic ring tones, Internet access, enhanced text messaging, mobile chat, and a digital camera functionality. Fido also introduced the Sony Ericsson P800, an “all-in-one” device geared toward the business professional that eliminates the need to carry both a wireless handset and a PDA. The GPRS-enabled P800 is a world phone, MMS and Java™ ready, and offers PC synchronization for complete personal information management. In addition, it integrates the best of PDA capabilities, with a document viewer, e-mail agenda synchronization, Internet navigation and digital photography. The phone’s capabilities enable it to quickly shift from Bluetooth™ to speakerphone, and include flight mode, which makes the device usable in-flight on airplanes. With the introduction of these three new handsets, Fido now commercially offers more than 10 different wireless devices as part of its product offering.

•	New services

At the end of the second quarter, Fido officially launched mobile Internet services for prepaid customers. Using GPRS-enabled handsets, prepaid customers can now download ring tones, wallpapers, and games, and access Internet sites for information wirelessly. Rather than being charged by megabytes, customers’ accounts are debited at the same rate as they are for their voice service, either 15¢ or 30¢ per minute

Microcell Telecommunications Inc.

(depending on the type of airtime voucher loaded in their account and calculated by the minute).

•	Sprint Canada marketing alliance

The Company signed a letter of agreement with Sprint Canada Inc., a leading Canadian provider of integrated voice and data communications solutions to consumers and businesses, to provide consumers with a residential wireline, long-distance and wireless bundled service. This bundle will provide consumers with access to affordably priced, flexible home telephone and wireless phone services, with one point of customer contact and one monthly bill. The arrangement should give the Company better access to a market segment where Microcell is not yet largely represented, and it will provide additional visibility for the Fido brand. Under the terms of the letter of agreement, Sprint Canada will co-market Fido Service to its current and potential local service customers across Canada. The offer will include a selection of handsets with flexible rate packages, tailored to the varying needs of the consumer. Microcell will provide technical support service and Sprint Canada will provide sales, marketing, customer support, billing and payment processing services. Specific information regarding the wireline, long-distance and wireless bundle will be disclosed when the offer is launched in the fall.

Microcell Telecommunications Inc.

RESULTS OF OPERATIONS

Three- and six-month periods ended June 30, 2003, compared with three- and six-month periods ended June 30, 2002. As a result of “fresh start” accounting, certain financial and operating results have also been presented on a pre- and post-reorganization basis, where appropriate.

The Company’s financial results for the periods described herein are not necessarily indicative of its future operating results given the context in which the Company operated during the first four months of 2003. The two-month periods ended June 30, 2003 presented below represent the post-reorganization results and the one-month and four-month periods ended April 30, 2003 represent the pre-reorganization results.

Revenues (in millions of dollars)

	Two	One	Three	Three
	months	month	months	months
	ended	ended	ended	ended
	June 30	April 30	June 30	June 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Services	87.7	42.0	129.7	143.3	(13.6)
Equipment sales	7.8	2.2	10.0	2.3	7.7

Revenues	95.5	44.2	139.7	145.6	(5.9)

Revenues (in millions of dollars)

	Two	Four	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30	April 30	June 30	June 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Services	87.7	170.2	257.9	276.8	(18.9)
Equipment sales	7.8	7.5	15.3	9.0	6.3

Revenues	95.5	177.7	273.2	285.8	(12.6)

The Company’s revenues consist primarily of retail PCS subscriber services revenue, which is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales.

Service revenues for the three- and six-month periods ended June 30, 2003 decreased to $129.7 million and $257.9 million, respectively, from $143.3 million and $276.8 million for the same periods in 2002. The decreases can be directly attributed to a lower number of postpaid subscribers in the Company’s PCS customer base resulting from both higher Company-initiated churn and the conscious choice to limit growth during the capital restructuring process in order to preserve liquidity. In addition, lower roaming revenues contributed to the year-over-year decreases due to reduced international travel.

Equipment sales for the second quarter of 2003 increased to $10.0 million from $2.3 million in the second quarter of 2002. The significant improvement can be attributed to higher retail prices for the Company’s wireless devices, as well as the termination of all “zero-cost” handset postpaid marketing promotions. This was partially offset by retention and satisfaction discounts that were offered on new handset models to the Company’s existing customers in association with its lifecycle management initiatives. Similarly, equipment sales for the six-month period ended June 30, 2003 were higher at $15.3 million, compared with $9.0 million in 2002, despite a lower volume of handsets sold as a result of reduced subscriber acquisition activity in order to preserve liquidity during the capital restructuring process.

Microcell Telecommunications Inc.

The Company’s retail postpaid ARPU for the three- and six-month periods ended June 30, 2003 was $60.11 and $59.04, respectively, compared with $59.95 and $58.24 for the same periods in 2002. The improvements are attributable primarily to higher roaming revenues per user, greater long distance usage, and increased value-added service and data-related revenues per user, offset by lower basic airtime revenues from lower billable minutes due to greater in-bucket usage and service plan mix. Average monthly postpaid minutes of usage (“MOU”) for the second quarter and year-to-date 2003 were 365 and 353 minutes, respectively, compared with 369 and 359 minutes for the same periods in 2002.

The Company continued to generate a large volume of short messaging service (“SMS”) traffic. Fido prepaid and postpaid customers sent approximately 13.8 million text messages in the second quarter of 2003, up 47% from the second quarter of 2002. This number should continue to increase and contribute incrementally to ARPU in the future as the Company commercially introduces promotions and bundling to stimulate the trial of new or underused services, along with the latest, sought-after and attractively priced handsets with features such as integrated e-mail messaging, enhanced text messaging and mobile chat to target those market segments with high growth potential, namely the youth and young adult markets.

Retail prepaid ARPU increased 8% in the second quarter from $18.90 in 2002 to $20.49 in 2003 and 15% year-to-date from $17.07 to $19.55. Higher airtime revenues due to higher MOU resulting from the introduction of per-minute billing in September 2002, and higher expired airtime revenue explain the year-over-year improvements in prepaid ARPU. The increase in prepaid MOU reflects higher usage due to attractive per-minute rates on certain vouchers with shorter validity periods or a higher number of available minutes. Average monthly prepaid MOU for the second quarter and year-to-date 2003 were 65 and 63 minutes, respectively, compared with 57 and 50 minutes for the same periods in 2002.

Although both quarterly and year-to-date postpaid and prepaid ARPU increased individually year-over-year, on a blended basis, the Company’s combined postpaid and prepaid ARPU for the three and six months ended June 30, 2003 were $38.63 and $37.68, respectively, compared with $41.48 and $39.07 for the same periods last year. The decreases were due to the proportionately higher number of prepaid customers in the retail customer base relative to one year ago.

During the second quarter of 2003, the Company activated 87,873 new gross retail customers, down from 155,261 for the same quarter in 2002. The year-over-year decrease in quarterly gross activations can be directly attributed to the lack of any notable advertising campaign, sales initiative or new product launch during the Company’s capital restructuring process. Although the recapitalization process effectively ended on May 1, 2003, the Company expects a gradual resumption of subscriber growth due to the time required for new promotional campaigns, sales channel re-stimulation, and other marketing tactics to take effect. The Company expects the results of its efforts to begin materializing in the second half of 2003. Accordingly, postpaid subscriber additions represented 30,926 of the total gross activations for the second quarter of 2003, down from 95,469 in the same quarter last year, while prepaid accounted for the remaining 56,947 gross customer additions, compared with 59,792 for the second quarter of 2002. The proportionately higher number of gross prepaid activations in the second quarter of 2003 reflects the attractiveness of the Company’s prepaid pricing initiatives, as well as the absence of any significant promotional postpaid offer during this time. On a year-to-date basis for 2003, gross activations were 166,900 (made up of 35% postpaid and 65% prepaid), compared with 286,927 in 2002 (consisting of 57% postpaid and 43% prepaid). The Company’s objective for 2003 is to achieve a postpaid-to-prepaid split of approximately 45%-to-55%.

Predominantly as a result of lower gross activations, due to a scale-back in competitive promotional offers in order to preserve liquidity during the recapitalization process that began in the third quarter of 2002, and a notably higher blended postpaid and prepaid churn rate, due mainly to greater involuntary churn to disconnect non-paying customers as well as seasonality, the Company’s retail customer base contracted in the first half of 2003. Fido lost 28,153 subscribers in the second quarter of 2003 and 68,088 year-to-date, compared with the addition of 42,978 and 69,545 new net retail customers, respectively, for the same periods in 2002. Accordingly, as at June 30, 2003, the Company provided wireless service to 1,096,432 retail PCS customers, 503,596 of whom were on postpaid and 592,836 on prepaid, compared

Microcell Telecommunications Inc.

with a retail customer base of 1,188,754 at the end of the second quarter of 2002 consisting of 647,214 postpaid subscribers and 541,540 prepaid customers.

In addition, as at June 30, 2003, Microcell provided PCS network access to 19,616 wholesale subscribers, compared with 19,208 at the end of the previous quarter. Although the Company has discontinued active solicitation of third-party service providers, it remains opportunistic in establishing solid, long-term business partnerships with other companies that can provide increased brand visibility, access to under-represented markets, new sales channels, and service bundling opportunities for Fido. Microcell’s agreement with Sprint Canada to deliver a unique wireline and wireless service bundle to residential consumers is one such example that should begin to provide upside to wholesale subscriber acquisition once the offer is launched this fall.

The blended post-guarantee period monthly churn rate (number of deactivated users divided by the average number of active users during the period) increased to 3.3% for the three- and six-month periods ended June 30, 2003, from 3.0% and 2.9%, respectively, for the same periods in 2002. The year-over-year increases in the blended churn rate were due entirely to higher prepaid churn. Prepaid churn increased to 4.5% in the second quarter of 2003 and to 4.2% for the first six months of 2003, from 3.2% and 3.1% for the same periods in 2002. The higher prepaid churn was due mainly to customers who received phones as gifts during the fourth quarter of 2002, and who subsequently deactivated their service or did not purchase additional prepaid vouchers, as well as to the effects of certain changes made to Fido’s prepaid pricing structure in the third quarter of 2002 that shortened the validity period and increased the price per minute on certain airtime vouchers, causing higher churn among occasional, security-type users. This was partially offset by an improved postpaid churn rate. Postpaid churn decreased to 1.9% in the second quarter of 2003 and to 2.2% for the first half of 2003 from 2.9% and 2.8% for the same periods one year earlier. The improvement to postpaid churn was brought about by a reduction in the number of Company-initiated deactivations for non-payment, as well as to the effects of certain customer lifecycle initiatives such as Fido’s handset upgrade and welcome programs. This has led to a reduction of approximately $1.5 million in bad debt allowance and expenses.

Costs and operating expenses (in millions of dollars)

	Two	One	Three	Three
	months	month	months	months
	ended	ended	ended	ended
	June 30	April 30	June 30	June 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Cost of products and services	45.0	21.6	66.6	64.5	2.1
Selling and marketing	13.8	5.7	19.5	31.1	(11.6)
General and administrative	13.1	7.7	20.8	24.0	(3.2)
Impairment of intangible assets	—	—	—	223.4	(223.4)
Depreciation and amortization	11.2	14.7	25.9	55.9	(30.0)

Costs and operating expenses	83.1	49.7	132.8	398.9	(266.1)

Microcell Telecommunications Inc.

Costs and operating expenses (in millions of dollars)

	Two	Four	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30	April 30	June 30	June 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Cost of products and services	45.0	82.8	127.8	137.7	(9.9)
Selling and marketing	13.8	24.5	38.3	55.3	(17.0)
General and administrative	13.1	31.8	44.9	53.1	(8.2)
Restructuring charges	—	—	—	3.8	(3.8)
Impairment of intangible assets	—	—	—	223.4	(223.4)
Depreciation and amortization	11.2	59.4	70.6	104.2	(33.6)

Costs and operating expenses	83.1	198.5	281.6	577.5	(295.9)

The Company continued to carefully manage expenses during the second quarter with the objective of keeping costs in line with revenue growth, thereby contributing to higher operating income. Despite the reversal of a $13.8 million handset subsidy tax provision in the second quarter of 2002 (resulting from the clarification of provincial sales tax legislation related to handset subsidies), costs and operating expenses (excluding restructuring charges, depreciation and amortization, and impairment of intangible assets) for the three- and six-month periods ended June 30, 2003 decreased by 11% and 14%, respectively, to $106.9 million and $211.0 million from $119.6 million and $246.1 million in 2002. The year-over-year improvements were realized mainly from lower cost of services, reduced selling and marketing expenses and decreased general and administrative expenses (“G&A”). Normalized for the one-time, non-recurring $13.8 million benefit, second quarter operating expenses decreased 20%, while year-to-date operating expenses decreased 19%, year-over-year.

The cost of products and services of $66.6 million for the second quarter of 2003 was composed of $21.6 million for cost of products and $45.0 million for cost of services, compared with cost of products of $17.5 million and cost of services of $47.0 million for the same quarter in 2002. The cost of products in 2003 was $4.1 million higher year-over-year due primarily to the positive effect in the second quarter of 2002 from the reversal of a $13.8 million handset subsidy tax provision; higher per-unit handset costs in the amount of $4.9 million resulting from the introduction of several new handset models; increased prepaid voucher production costs of $0.9 million; and increased shrinkage, obsolescence and inventory devaluation of $0.9 million. These cost increases were offset partially by a lower volume of handsets and accessories sold (as a result of 43% fewer new gross activations), resulting in savings of $16.0 million, and reduced assembly, refurbishing and packaging costs of $0.4 million.

Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. The 4%, or $2.0 million, year-over-year improvement in second quarter cost of services resulted from a $0.3 million decrease in network operating costs due to lower trunk costs, maintenance and repair expenses, and salaries and benefits; a $1.4 million decrease in customer care and training costs; and a $0.3 million reduction in contribution charges paid to the Canadian Radio-television and Telecommunications Commission (“CRTC”).

For the six-month period ended June 30, 2003, the cost of products and services, at $127.8 million, was made up of $39.0 million for cost of products and $88.8 million for cost of services, compared with cost of products of $44.6 million and cost of services of $93.1 million for the same period in 2002. Despite the $13.8 million sales tax provision reversal described previously, cost of products for the first half of 2003 decreased 13% year-over-year. The $5.6 million improvement in cost of products was on account of a reduced volume of handsets and accessories sold, resulting in savings of $27.1 million, and lower assembly, refurbishing and packaging costs of $0.7 million. This was offset to some degree by the

Microcell Telecommunications Inc.

$13.8 million sales tax provision reversal, increased prepaid voucher production costs of $1.6 million due to a larger prepaid customer base, higher per-unit handset costs in the amount of $6.4 million, and higher shrinkage, obsolescence and inventory devaluation of $0.4 million. Similar to the reasons for the decrease in quarterly cost of services, the $4.3 million improvement in year-to-date costs was related to $1.5 million in savings from lower network operating costs, a $2.1 million decrease in customer care expenses, and a $0.6 million reduction in the contribution revenue charges paid to the CRTC.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. For the three months ended June 30, 2003, selling and marketing expenses decreased to $19.5 million from $31.1 million in the second quarter of 2002. The lower costs mainly reflected reduced retail partner compensation as a result of fewer new gross customer activations, careful management of advertising expenses, a relatively lower level of promotional discounts, and lower salaries and benefits due to a reduced direct sales force. Similarly, despite continued spending on customer retention, year-to-date selling and marketing costs decreased to $38.3 million in 2003 from $55.3 million in 2002 due primarily to a reduction in customer acquisition-related promotions and advertising during the capital restructuring process. The Company expects these costs to increase in the second half of 2003 as it steps up its marketing activities, promotional campaigns and sales incentives as a means of reestablishing its market presence and resuming subscriber growth.

The COA, which consists of handset subsidy and related selling and marketing expenses, improved 12% and 9%, respectively, to $261 and $275 per gross addition for the second quarter and first half of 2003, compared with $295 and $301 per gross addition for the same year-ago periods, despite approximately 43% fewer new gross customer activations in each period. The year-over-year improvements were due primarily to reduced spending on advertising and promotions, a lower average handset subsidy resulting from charging customers higher prices for devices, a higher mix of prepaid versus postpaid gross additions, and lower channel compensation.

G&A consists of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses decreased to $20.8 million and $44.9 million for the three- and six-month periods ended June 30, 2003, respectively, from $24.0 million and $53.1 million for the same periods in 2002. The improvements were due mainly to a reduction in people cost as the number of full-time equivalent employees had decreased as at June 30, 2003, as well as to reductions in bad debt expense stemming from the greater credit worthiness of the Company’s remaining customers following several quarters of higher-than-normal Company-initiated churn for non payment, which was the direct effect of certain past postpaid acquisition initiatives.

Consolidated EBITDA for the one-month pre-reorganization period was $9.2 million. This, when combined with consolidated EBITDA of $23.6 million for the two-month post-reorganization period, resulted in a 26% increase to EBITDA for the second quarter of 2003 to $32.8 million from $26.1 million for the same quarter in 2002. This improvement was due to an 11% reduction in total operating costs and expenses before depreciation and amortization, offset partially by a 4% decrease in total revenues. Excluding the favorable impact due to the reversal of the cumulative handset sales tax provision in the second quarter of 2002 from EBITDA, the year-over-year improvement was 167%. As a result, EBITDA margin as a percentage of total revenues, from recurring operations, improved to 23% for the second quarter of 2003 from 8% for the same three months one year earlier. While part of the margin improvement related to slower customer growth and hence lower selling and marketing expenses, it also related to improved operating cost efficiencies. Similarly, consolidated EBITDA for the first half of 2003 increased by 57% to $62.1 million when compared to the corresponding period in 2002. Restructuring charges of $3.8 million recorded in the first six months of 2002 related primarily to severance payments made to approximately 180 employees to adjust the Company’s workforce to the requirements of its 2002-2003 operating plan.

Microcell Telecommunications Inc.

Due to the realignment of the equity interest and capital structure of Microcell under the recapitalization plan, the Company was required to perform as at May 1, 2003 a comprehensive revaluation of its balance sheet referred to as “fresh start accounting”, which included an adjustment to the historical carrying value of its assets and liabilities to their fair values. As a result, and in order not to surpass the fair value of the enterprise as a whole, the carrying value of the Company’s property, plant and equipment was reduced to $289.7 million as at May 1, 2003. Accordingly, depreciation and amortization decreased to $25.9 million and $70.6 million for the three- and six-month periods ended June 30, 2003 from $55.9 million and $104.2 million for the same periods in 2002. In addition to the aforementioned write-down of assets, the decline was due to lower capital expenditures in the past few quarters in order to preserve liquidity during the recapitalization process. Going forward, the Company intends to limit its capital spending to the amount necessary to maintain its current network and infrastructure and to improve capacity and signal strength in line with customer growth.

Other (in millions of dollars)

	Two	One	Three	Three
	months	month	months	months
	ended	ended	ended	ended
	June 30	April 30	June 30	June 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Net interest expense and financing charges	(3.4)	(16.8)	(20.2)	(55.4)	(35.2)
Foreign exchange gain	13.7	33.4	47.1	53.5	(6.4)
Gain (loss) in value of investments, marketable securities and other assets	—	0.3	0.3	(8.5)	(8.8)
Share of net loss in investees	—	—	—	(8.6)	(8.6)
Income tax benefit (provision)	(7.7)	(1.2)	(8.9)	73.0	(81.9)

Other (in millions of dollars)

	Two	Four	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30	April 30	June 30	June 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Net interest expense and financing charges	(3.4)	(68.7)	(72.1)	(109.0)	(36.9)
Foreign exchange gain	13.7	136.5	150.2	52.8	97.4
Gain (loss) in value of investments, marketable securities and other assets	—	0.3	0.3	(8.4)	(8.7)
Share of net loss in investees	—	—	—	(10.7)	(10.7)
Income tax benefit (provision)	(7.7)	(1.8)	(9.5)	72.5	(82.0)

Microcell Telecommunications Inc.

For the second quarter and first six months of 2003, interest expense and financing charges (net of interest income) was $20.2 million and $72.1 million, respectively, compared with $55.4 million and $109.0 million for the same periods one year earlier. The decreases resulted principally from the reduction of long-term debt following effective implementation of the Plan on May 1, 2003, the appreciation of the Canadian dollar relative to the U.S. dollar, and the absence of deferred financing costs to amortize in 2003 following their complete write-off at the end of 2002 in light of the expected recapitalization. Interest expense for the first four months of 2003 consisted primarily of accreted and accrued interest on approximately $2.0 billion of secured and unsecured debt, while interest expense for the two-month period ended June 30, 2003 consisted of interest charges on the Company’s post-recapitalization $350 million of bank debt. Cash interest and debt principal repayments of $6.1 million were paid during the second quarter of 2003.

The foreign exchange gain for the second quarter of 2003 decreased to $47.1 million from $53.5 million for the same quarter in 2002 due mainly to the relatively higher level of U.S. dollar denominated long-term debt outstanding in the second quarter of 2002 coupled with a favorable change in the U.S./Canadian foreign exchange rate. On a year-to-date basis, the foreign exchange gain increased to $150.2 million in 2003 from $52.8 million in 2002. This improvement was due primarily to the impact on the value of the Company’s pre-reorganization long-term U.S. dollar denominated debt stemming from the greater appreciation of the Canadian dollar relative to the U.S. dollar during the first six months of 2003, compared with a relatively stable exchange rate during the first half of the previous year. Post recapitalization, the Company entered into swap transactions in order to minimize the impact of foreign exchange fluctuations on approximately half of the U.S. dollar denominated debt. The U.S. dollar denominated portion of the Tranche B Debt represents two-thirds of the total.

The share of loss in investees for both the second quarter and first six months of 2003 was nil, compared with $8.6 million and $10.7 million for the same periods in 2002. The higher share of loss figures for the previous year were due primarily to the general decline in market conditions for high technology companies (which are the main component of the GSM Capital’s portfolio) during 2002.

The income tax provisions of $8.9 million and $9.5 million for the three- and six-month periods ended June 30, 2003 respectively are due to the Company’s tax losses and net deductible temporary differences of approximately $2 billion (as at May 1, 2003) which were not included as part of the fresh start adjustments, as a valuation allowance had been provided for the entire amount of the related net tax benefit. Accordingly, if and when it is more likely than not that the tax benefits of these unrecognized tax losses carried forward and net deductible temporary differences will be realized, they will be applied to first reduce the unamortized amount of intangible assets that were recognized as at May 1, 2003. During the period, $7.3 million of these benefits were realized and reduced the unamortized amount of intangible assets. The income tax benefits of $73.0 million and $72.5 million for the corresponding periods in 2002 are due to the reversal, following the write-down of the corresponding asset, of the cost of future income tax related to the Company’s MCS Licenses. This was the result of the difference between the carrying value and the tax basis of the MCS Licenses acquired, which was capitalized to the MCS Licenses.

The Company posted consolidated net income of $25.2 million for the second quarter of 2003 (composed of $10.3 million for the one-month pre-reorganization period and $14.9 million for the two-month post-reorganization period), as well as basic and diluted earnings per share of $0.04 and $0.03 respectively for the month of April 2003 and $2.92 and $0.66, respectively, for the last two months of the second quarter of 2003. This compared to a consolidated net loss of $199.2 million and a basic and diluted loss per share of $0.83 for the second quarter of 2002. For the six months ended June 30, 2003, the Company recorded net income of $60.4 million (composed of $45.5 million for the four-month pre-reorganization period and $14.9 million for the two-month post-reorganization period), as well as basic and diluted earnings per share of $0.19 for the first four months of 2002 and $2.92 and $0.66, respectively, for the last two months of the second quarter of 2003. This compared with net and per share losses of $294.5 million and $1.22 for the first half of 2002. The net loss figures for the second quarter of 2002 included a $150.5 million non-cash net charge to account for the impairment in the value of the Company’s MCS Licenses. This non-cash charge represented a $223.4 million write-down in the value of the Company’s MCS Licenses net of

Microcell Telecommunications Inc.

related income tax benefits of $72.9 million arising from the difference between the carrying value of the licenses and the tax basis of the intangible assets acquired. The positive net changes, year-over-year, were due primarily to lower interest expense arising from the reduction of debt related to the capital reorganization, an improved EBITDA, foreign exchange gains, decreased depreciation and amortization resulting from the write-down of property, plant and equipment, and, in the case of the per share calculations, the significantly lower number of shares outstanding post reorganization.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2003, the Company had cash and cash equivalents of $118.0 million compared with cash and cash equivalents and short-term investments of $110.3 million as at December 31, 2002 and $121.7 million as at May 1, 2003. In addition, the Company had access to a revolving bank credit facility in the amount of $25 million.

Reported results (in millions of dollars)

	Two	One	Three	Three
	months	month	months	months
	ended	ended	ended	ended
	June 30	April 30	June 30	June 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Cash provided by (used in) operating activities	9.2	6.4	15.6	(14.6)	30.2
Cash provided by (used in) investing activities	(0.6)	27.9	27.3	35.0	(7.7)
Cash used in financing activities	(2.4)	—	(2.4)	(5.2)	2.8

Reported results (in millions of dollars)

	Two	Four	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	June 30	April 30	June 30	June 30
	2003	2003	2003	2002	Variance
	$	$	$	$	$

Cash provided by (used in) operating activities	9.2	14.5	23.7	(29.7)	53.4
Cash provided by (used in) investing activities	(0.6)	70.3	69.7	50.5	19.2
Cash used in financing activities	(2.4)	—	(2.4)	81.8	(84.2)

Microcell Telecommunications Inc.

Three-month period ended June 30, 2003

The Company generated $15.6 million of cash from its operating activities for the three-month period ended June 30, 2003, compared with cash used of $14.6 million during the same period in 2002, for an improvement of $30.2 million. This favorable difference resulted primarily from a higher EBITDA of $20.5 million (net of the reversal of a non-cash sales tax provision of $13.8 million incurred in 2002) and from lower other expenses of $18.1 million, consisting mainly of lower cash interest expense due to the new capital structure. These are partially offset by a decrease in cash provided by operating assets and liabilities of $8.4 million.

Cash provided by investing activities was $27.3 million for the three-month period ended June 30, 2003, compared with $35.0 million during the same period in 2002. This difference was mainly attributable to lower proceeds from the sale of short-term investments and marketable securities of $58.8 million. These are partially offset by: (i) lower additions to property, plant and equipment, deferred charges and other assets of $51.9 million, mainly due to lower cash investments made in the PCS network in order to preserve liquidity during the recapitalization process; and (ii) higher proceeds of $1.3 million mainly generated by the distribution of assets through a limited partnership in which the Company was associated.

Cash used in financing activities was $2.4 million for the three-month period ended June 30, 2003, compared with $5.2 million for 2002 due to lower repayment of long-term debt following the recapitalization process.

Six-month period ended June 30, 2003

The Company generated $23.7 million of cash from its operating activities for the six-month period ended June 30, 2003, compared with cash used of $29.7 million during the same period in 2002, for an improvement of $53.4 million. This favorable difference resulted primarily from a higher EBITDA of $36.3 million (net of the reversal of a non-cash sales tax provision of $13.8 million incurred in 2002) and no restructuring charges in 2003 compared with restructuring charges of $3.8 million in 2002. In addition, lower other expenses of $12.7 million, consisting mainly of lower cash interest expense (mainly due to the new capital structure) and an improvement of $0.6 million in cash provided by operating assets and liabilities contributed to the favorable variance.

Cash provided by investing activities was $69.7 million for the six-month period ended June 30, 2003, compared with $50.5 million during the same period in 2002. This difference was mainly attributable to lower additions to property, plant and equipment, deferred charges and other assets of $91.2 million, mainly due to lower cash investments made in the PCS network in order to preserve liquidity during the recapitalization process. In addition, higher proceeds from the sale of long-term investments of $1.8 million, mainly generated by the distribution of assets by a limited partnership in which the Company was associated, and lower additions to long-term investments of $1.6 million contributed to the favorable variance. These were partially offset by lower proceeds from the sale of short-term investments and marketable securities of $75.4 million.

The Company had committed to invest, in the form of a subscription for units, US$10.0 million, in Argo II#The Wireless Internet Fund Limited Partnership (“Argo II”). As at March 31, 2003, US$5.5 million was paid. During the third quarter of 2002, the Company was asked to contribute an additional U.S.$0.5 million, as part of its original commitment, payable in September 2002, but which Argo II’s general partner agreed to postpone to April 30, 2003. On May 2, 2003, Argo II’s general partner notified the Company that it intended to extinguish the Company’s interest in Argo II if the U.S.$0.5 million capital contribution was not received by May 13, 2003; the Company did not make its capital contribution by that date and Argo II’s general partner extinguished Microcell’s interest in the partnership as of May 14, 2003. This investment was already reduced to its estimated fair value of nil.

Microcell Telecommunications Inc.

Cash used in financing activities was $2.4 million for the six-month period ended June 30, 2003, compared with cash provided by financing activities of $81.8 million for the same period in 2002. This was due to the obtaining, in the first quarter of 2002, of a new senior secured credit facility which generated net proceeds of $86.8 million. This was partially offset by lower repayment of long-term debt in 2003 of $2.6 million due to a reduced debt load following the recapitalization process.

Guidance for 2003

	Q2 2003 Guidance	2003 YTD actuals	2003 Targets

Gross additions	No change	166,900	540,000 to 570,000
Blended churn rate	No change	3.3%	3.2% to 3.5%
Total revenues	No change	$273.2 million	$550 to $580 million
EBITDA	No change	$62.1 million	$65 to $75 million
Capital expenditures	No change	$16.4 million	$80 to $90 million

Microcell Telecommunications Inc.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.

Date: August 12, 2003	By:

(signed) Jacques Leduc Chief Financial Officer and Treasurer